Randgold Resources Limited

3rd Floor, Unity Chambers

28 Halkett Street

St. Helier, Jersey JE2 4WJ

Channel Islands

July 18, 2017

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Rufus Decker, Accounting Branch Chief Office of Beverages, Apparel and Mining

Re:	Randgold Resources Limited

Form 20-F for the Fiscal Year Ended December 31, 2016

Filed March 28, 2017

File No. 000-49888

Ladies and Gentlemen:

We refer to the comment letter, dated June 19, 2017, from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), in respect of the Annual Report on Form 20-F (“Form 20-F”), for the fiscal year ended December 31, 2016, of Randgold Resources Limited (the “Company”) filed with the Commission on March 28, 2017. Set forth below in detail are the responses to the Staff’s comments, which have been provided in each case following the text of the comment in the Staff letter:

Item 3. Key Information

A. Selected Financial Data

Non-GAAP Information, page 7

1.	You present consolidated non-IFRS measures that appear to reflect joint ventures using the proportionate consolidation method, rather than the equity method of accounting used in your IFRS financial statements. Under the equity method of accounting, you own an interest in the investee as a whole and do not have a proportionate legal interest in each financial statement line item. Accordingly, these consolidated non-IFRS measures do not appear to be consistent with the guidance in Question 100.04 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016. Please revise these consolidated non-IFRS measures accordingly.

Rufus Decker

U.S. Securities and Exchange Commission

Division of Corporation Finance
July 18, 2017

Response:

The Company respectfully acknowledges the Staff’s comment and confirms that it equity accounts for each of its joint venture interests, following the adoption of IFRS 11 Joint Operations for the year ended December 31, 2013 as detailed on page F-9 of the financial statements. The joint venture agreements and structures for the Kibali Mine and Morila Mine, together with its asset leasing joint ventures provide the Company with interests in the net assets of those companies, rather than interests in underlying assets and obligations.

The Company presents non-GAAP measures of “gold sales”, “total cash costs” and “total cash costs per ounce” in its Selected Financial Data on page 6 of the Form 20-F. These non-GAAP measures include 100% of the Company’s subsidiaries and its attributable share of joint ventures based on the extent of its equity interest in the joint ventures.

We respectfully acknowledge the Staff’s comment that the total non-IFRS measures do not appear to be consistent with the guidance in Question 100.04 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016, and the Staff’s view that the Company’s total non-GAAP measures may violate Rule 100(b) of Regulation G (“Rule 100(b)”) by using individually tailored recognition and measurement methods for financial statement line items. However, the Company respectfully advised the Staff that it does not consider this to be the case in this specific instance.

The Company respectfully notes that Question 100.04 concerned proposals in which a GAAP compliant revenue recognition policy is substituted for an alternative revenue measure based on the timing of invoices. Such a substitution would appear to have misrepresented the pattern of revenue for the company and, importantly, its overall profits for the period. We agree that such a non-GAAP financial measure would have significant potential to mislead investors in a manner that violates Rule 100(b). The Company has carefully considered the requirements of Rule 100(b) and, based on the context in which they were used and the supplementary explanations and information it disclosed, believes that the non-GAAP financial measures it provided do comply with Rule 100(b).

The Company sets out below Rule 100(b) together with the factors which it considers make the non-GAAP financial measures appropriate under the headings below.

Rule 100 (b) states that “a registrant, or a person acting on its behalf, shall not make public a non-GAAP financial measure that, taken together with the information accompanying that measure and any other accompanying discussion of that measure, contains an untrue statement of a material fact or omits to state a material fact necessary in order to make the presentation of the non-GAAP financial measure, in light of the circumstances under which it is presented, not misleading”.

Rufus Decker

U.S. Securities and Exchange Commission

Division of Corporation Finance
July 18, 2017

The Company notes that “Section VI. A Benefits” of the Final Rule: Conditions for Use of Non-GAAP Financial Measures confirms that “Regulation G and the amendments to our rules are intended to ensure that investors and others are not misled by the use of non-GAAP financial measures”.

It is evident that the appropriateness of a non-GAAP financial measure is subjective but requires careful consideration of the context in which it used, the clarity of disclosures and the associated discussion in the Form 20-F to ensure that the measure is not misleading for investors and other users.

Standard non-GAAP financial measures in the gold sector and consistency of financial and non-financial measures

The Company respectfully notes that the presentation of non-GAAP financial measures including both a company’s subsidiaries and attributable share of equity accounted investees is a widely applied approach in the gold mining sector. The presentation of non-GAAP financial measures of this basis is undertaken to provide investors with valuable and relevant information regarding the performance of each company’s underlying mining interests, noting that it is common for mining companies to hold a portfolio of assets including both subsidiaries and joint ventures. The Company notes that presentation of its non-GAAP financial measures therefore ensures investors have relevant information with which to compare the overall performance of the Company with its peer group in making investment decisions. The Company notes that there are a number of gold mining companies that are foreign private issuers with a US listing that present non-GAAP financial measures inclusive of their attributable share of equity accounted investees, including the following major gold companies:

•	Barrick Gold Corporation
•	Goldcorp Inc.
•	Anglo Gold Ashanti Limited

Additionally, the Company notes that ‘attributable production’, ‘attributable ounces production’ or ‘attributable ounces sold’ represent a standard non-GAAP operational measure within the mining industry (refer to the companies listed above as examples). These measures include both subsidiaries and those companies’ shares of joint venture interests. Attributable production is outside of the scope of Rule 100(b) as a non-financial measure and its disclosure by the Company is essential for comparability with peers in the gold mining sector. However, we believe that disclosure of attributable production without disclosure of attributable gold sales (attributable production times average realized market price) could create confusion amongst investors. This would arise as the Company’s filing and those of its peers would include non-GAAP financial and non-financial measures that were not comparable in nature. As such we consider disclosures of total gold sales with a clear supporting description to reduce the risk of confusion amongst investors.

Rufus Decker

U.S. Securities and Exchange Commission

Division of Corporation Finance
July 18, 2017

Similarly, total cash cost per ounce is a widely used key performance indicator in the gold sector. Presentation of total cash costs inclusive of the Company’s attributable share of each joint venture provides consistency with the ‘attributable production’ measure used by the Company and the industry.

Consistency with segmental reporting and the metrics used to operate the business and remunerate executive management

The Company considers it important that investors and other users are provided with information that is consistent with the way the Company manages the business. Such information enhances the quality of investor engagement and provides them with relevant financial information. The presentation of total non-GAAP financial measures, including both subsidiaries and the Company’s attributable share of joint ventures is consistent with the way information is presented to the Board.

Importantly, the ‘proportionate consolidation’ of the non-GAAP financial measures is consistent with the Company’s segmental reporting i.e. information is presented including both subsidiaries and the Company’s attributable share of joint ventures as shown in Note 16 to the financial statements.

The relevance of these measures to the way the Company seeks to deliver its strategy is further demonstrated by the fact that total cash cost per ounce (including the Company’s attributable share of joint ventures) is a publically disclosed performance measure under the Company’s remuneration schemes for the executive directors. This remuneration metric, calculated inclusive of the Company’s attributable share of its equity accounted joint ventures, is considered by the board to be an important measure of the delivery of the Company’s overall strategy. As such, the disclosure of such information to investors is consistent with the key performance indicators for the Company and allows them to assess the performance of the executive directors.

Operator status of the Company

In addition to the presentation of non-GAAP financial measures including both subsidiaries and equity accounted investees being consistent with gold sector practice, the Company is the operator of all of these joint venture mines, in addition to each of its subsidiaries. Whilst the Company shares financial risk through joint venture structures, retaining operatorship of its assets is central to the Company’s strategy. As operator the Company is responsible for and runs the mine on a day-to-day basis and is remunerated for this service, in addition to its interest as a joint venture partner. In each of the joint venture mines, the other joint venture partner is specifically not responsible for running the mines on a day-to-day basis, and so we consider the Company responsible for operational management and performance.

Rufus Decker

U.S. Securities and Exchange Commission

Division of Corporation Finance
July 18, 2017

As such, the provision of key performance indicators in respect of the assets operated by the Company as a whole are, we believe, highly relevant and valuable to investors in assessing the performance of the Company.

The non-GAAP financial measures relate to operational performance with:

a) gold sales driven by production, as the Company is a price taker for its gold production; and

b) total cash costs per ounce impacted by production and factors such as cost control by the operator and efficient operational delivery against the life of mine plan through managing and responding to operational challenges.

London Stock Exchange Filing

The Company notes that the consolidated non-GAAP financial measures are consistent with those used in the Company’s Annual Report and Financial Statements filed on the London Stock Exchange, where the Company has its primary listing. Whilst the Company does not seek an exemption for non-GAAP measures expressly permitted by a home market, the Company believes that failure to provide these consolidated non-GAAP financial measures in its Form 20-F would disadvantage US based investors.

Compliance with the requirements of Regulation G

The Company is conscious of the increased focus on non-GAAP financial measures and carefully assessed its use of non-GAAP financial measures in its Form 20-F with reference to the SEC Rules and Regulations.

We note that the Form 20-F does not at any point state that the Company has a proportionately consolidated interest in a jointly controlled operation. Instead, the Company clearly discloses throughout Form 20-F that it equity accounts for its interests in the joint ventures and that it holds an interest in the net assets of those companies. The Company refers the Staff to pages 6, 7, 8, 42, 47, 79, 82, 83, 84, 85, 87, 90, F7, F8, F9, F20, F23, F24, F25, F26, F27 where this is demonstrated. This includes information in the ‘Non-GAAP Information’, ‘Operating Financial Review and Prospects’, Financial Statements as well as tables in which non-GAAP financial measures are used in the operational reviews on pages 29 to 49. As such, we consider that the nature of the Company’s interests in the joint ventures is clearly disclosed and that the non-GAAP financial measures are not misleading given the disclosures and commentary within the Form 20-F.

Rufus Decker

U.S. Securities and Exchange Commission

Division of Corporation Finance
July 18, 2017

We note that unlike the example in Question 100.04 of the updated Non-GAAP Compliance and Disclosure Interpretations, the effect of the non-GAAP financial measures is presentational in nature and does not accelerate profitability.

Additionally, we note that the Company clearly defines each of the non-GAAP financial measures on page 7 of the Form 20-F to ensure that the information presented is not misleading i.e. stating “Total cash costs and cash cost per ounce also include the company’s share of equity accounted joint ventures”. It is clearly stated that the joint ventures are equity accounted and, therefore, that the Company does not proportionately consolidate these entities or have interests in the underlying assets and liabilities. As such, we do not believe that the disclosures are misleading.

The Company also considers that it meets the specific reconciliation requirement of Regulation G, and refers the Staff to the reconciliation table on page 8 of the Form 20-F. This table discloses revenue and cost categories from the IFRS financial statements, presented in the same table as the non-GAAP financial measures and reconciled in a clear way.

Additionally, the Company considers that it has been balanced in its use of non-GAAP financial measures throughout the Form 20-F by ensuring that IFRS measures receive at least equal prominence. The Company respectfully refers the Staff to the tables on pages 6 and 7 of the Form 20-F where the IFRS information is prominently presented before non-GAAP financial information is presented. Similarly, revenue and gold sales are discussed together in the ‘Operating Financial Review and Prospects’ section on page 82 and the discussion of costs on pages 82 and 83 includes both cash costs and its component IFRS measures, together with discussion of depreciation to ensure appropriate IFRS commentary. Similarly, there is clear discussion of investments in equity accounted joint ventures on page 82. The Company believes that this balanced approach serves to negate the risk that investors misunderstand the nature of the Company’s interests in joint ventures and is relevant to its compliance with Rule 100(b).

Conclusion

The Company believes that the total non-GAAP financial measures disclosed in the Form 20-F are appropriate for its business and not inconsistent with the guidance in Question 100.04 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016. The jointly controlled mines are operated by the Company and the total non-GAAP financial measures reflect the Company’s strategy and business model whilst being consistent with information used by the Board to operate the business. Additionally, they are routinely disclosed by other companies in the gold mining sector and ensure the Company’s performance can be readily compared to its peers.

Rufus Decker

U.S. Securities and Exchange Commission

Division of Corporation Finance
July 18, 2017

The Company has taken considerable care to ensure that its use of non-GAAP financial measures is appropriately balanced with IFRS measures, cleared defined, reconciled and explained whilst ensuring that it consistently and clearly states that its joint ventures are equity accounted under IFRS.

D. Risk Factors, page 9

2.	We note the disclosure under the heading, “The SEC has issued proposed rules which would overhaul the disclosure regime for mining companies required to file periodic reports in the United States.” In future discussions of the Commission’s proposed rules, please clarify that the proposed rules are subject to public comment and, if adopted, can differ from those proposed.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that in future discussion of the Commission’s proposed rules, it will clarify that the proposed rules are subject to public comment and, if adopted, can differ from those proposed.

Item 4. Information on the Company

B. Business Overview

Mining Operations, page 29

3.	Please disclose the business reasons for the changes between periods in the IFRS 8 operating results (revenue, expenses and net profit /loss) of each of your segments discussed in Note 16 of your financial statements, as well as the amounts shown in the Corporate and Exploration column. In circumstances where there is more than one business reason for a change between periods, please also quantify the incremental impact of each individual business reason discussed on the overall change in the line item. Refer to Item 303(a)(3) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment, and sets out the requirement of Item 303(a)(3) of Regulation S-K below:

Rufus Decker

U.S. Securities and Exchange Commission

Division of Corporation Finance
July 18, 2017

“Item 303(a)(3) of Regulation S-K requires a discussion and analysis of a registrant’s results of operations and specifies four areas of disclosure:

1)	any unusual or infrequent events or transactions or any significant economic changes that materially affected the amount of reported income from continuing operations and the extent to which income was so affected;
2)	known trends or uncertainties that have had, or that the registrant reasonably expects will have, a material impact on net sales or revenues or income from continuing operations;
3)	material increases in net sales or revenues, including the extent such increases are attributable to increases in prices, increases in the volume or amount of goods or service being sold, or to the introduction of new products or services; and
4)	for the three most recent fiscal years, a discussion of the impact of inflation and changing prices on the registrant’s net sales and revenues, and on income from continuing operations.”

The Company is a gold mining company with no external debt and relatively non-complex operations. As such, noting that the requirements of Item 303(a) focus on providing investors and other users with information regarding material drivers of results the Company sought to ensure that its commentary was focused on material items. The Company’s results were driven by gold revenues and production related costs, with the absolute quantum and changes year on year in the remaining income statement items being immaterial.

Revenues

Each of the Company’s operations are engaged in the production and sale of gold. Accordingly, the revenues for each segment are dependent on average gold prices and production. The average gold prices are based on international spot market prices. As such, the effect of gold price fluctuations is consistent across the mines and therefore is addressed through the section ‘Our Realized Gold Price’ and ‘D. Trend Information’ together with the commentary on the impact of gold prices on revenue on page 79.

In respect of production by segment, the Company notes that it includes a business overview of each operating segment (mining operation) on page 29 to 49, where detailed analysis is disclosed regarding key drivers of changes in production such as tonnes mined, tonnes milled, grade and plant recovery rates for each mine.

Cash costs

The principle expenses of each operation are mining and processing costs. As such, the explanations provided to enable a user to understand material changes in expenses focus on production and cash costs.

Rufus Decker

U.S. Securities and Exchange Commission

Division of Corporation Finance
July 18, 2017

In respect of production the Company refers to Staff to the information set out above under ‘Revenues’. In respect of cash costs the Company notes that detailed cash cost tables and discussion on each individual operation are included on pages 82 and 84. In addition, the Company refers the Staff to page 79 which includes a discussion of cash cost for the Group with explanations for the key drivers on a mine-by-mine basis.

In addition, the Company notes that its business overview of each operating segment (mining operation), commencing on page 29, provides further detailed analysis is disclosed of the changes between periods in each mine’s operating results, with a clear focus on commercial and operational factors, production and cash costs.

Other items included in profit

As noted, the movements in the remaining items were not considered to be material in the context of the Company’s result or the movements are clearly correlated to production and therefore clearly understandable. The Company was cognizant of the need to ensure its discussion focused on material matters.

The remaining line items in the segmental analysis in note 16 are as follows:

•	Depreciation: The units of production depreciation policy is such that the depreciation charge is a function of capital expenditure and the production level, given the relatively stable gold reserves base used in the calculation. The Company therefore considered that the US$24.4 million increase in the year was sufficiently explained through the commentary on page 83 together with the commentary on capital expenditure on page 86 and the production commentary for each mine in the business overview of each operating segment (mining operation), commencing on page 29.
•	Royalties: The royalties for each operating segment are directly driven by gold sales and are a simple percentage of gold sales. There was no change in the applicable rates and therefore the Company believes the business reasons for the changes between periods in relation to gold sales by segment suitably explains the reasons for the changes in total royalties. In addition, the Company included commentary on the overall royalty cost on page 83.
•	Exploration and corporate expenditure: The movements year on year are not considered to be material for any individual mine or in total. The exploration activities are explained both through the commentary on page 83 regarding the total costs for the Company and the ‘Exploration Review’ starting on page 51 which provides detailed explanation of the activity by mine and country. As such, the Company did not consider any further commentary to be required due to the lack of unusual/ material activity.
•	Finance costs/ income: Excluding inter-company items, the finance costs and income are immaterial for each segment (maximum 10% of segment profit) and in total for the Group. This reflects the fact that the Group has no external debt and no securities or cash bearing significant interest. As such, the Company did not consider any further commentary to be required due to the lack of unusual/ material activity.

Rufus Decker

U.S. Securities and Exchange Commission

Division of Corporation Finance
July 18, 2017

•	Tax: The Company refers the Staff to the section ‘Income Tax Expense’ on pages 83 and 85 where the Company considers there is clear disclosure on the business reason on the changes in the income tax expense between periods. The Company explained in this section that the increased tax charges related to the profits at Loulo-Gounkoto together with the end of the tax exoneration period at Tongon in 2015, such that 2016 saw a full year’s tax charge.

In addition, the taxation rates for each of the countries in which the Company operates are disclosed and, given the non-complex nature of the income tax regimes, this further aids investors and readers of the financial statements understand the tax charge.

The Company notes that it includes detailed discussion regarding the uncertainties associated with tax claims in Mali (Loulo, Gounkoto, Morila) and VAT at Loulo and Kibali on pages 87 and F-17. This is a key area of focus for investors and receives detailed commentary accordingly.

Corporate and exploration costs

With reference to the Staff’s comment that the Company needs to disclose the business reasons for the changes between periods for the ‘Corporate and Exploration’ expenditure column, the Company respectfully refers the Staff to Item 5. Operating and Financial Review and Prospects where the principal business reasons for the changes between periods in corporate and exploration has been disclosed on page 83 and 85. The Company notes that the amounts disclosed in note 16 under ‘Corporate and Exploration expenditure’ for the year ending December 31, 2016 and for the year ending December 31, 2015 are consistent year on year. As such, the Company did not consider any further commentary to be required due to the lack of unusual/ material activity.

Compliance with Item 303(a)(3)

The Company respectfully notes that requirements (i), (ii) and (iii) required by Item 303(a)(3) of Regulation S-K are considered to be addressed through the combination of the following:

•	Item 5. Operating and Financial Review and Prospects, on page 78-80 where the business reasons for the material changes between periods (revenue, expenses and net profit /loss) have been disclosed on a Group basis with explanations based on factors at individual mine (segment) level.

Rufus Decker

U.S. Securities and Exchange Commission

Division of Corporation Finance
July 18, 2017

•	The review of each operating segment in the ‘Mining operations’ section, commencing on page 29, where further detailed analysis is disclosed of the drivers of changes between periods for each mine’s operating results.
•	‘Our Realized Gold Price’ on page 79 and the discussion on the gold market under the section ‘D. Trend Information’ commencing on page 88.

The Company also notes the requirement of Item 303(a)(3)(iv). The Company refers the Staff to the analysis of the gold price for the last three years under the section ‘Our Realized Gold Price’ on page 79 and also the Company’s discussion on the gold market under the section ‘D. Trend Information’ commencing on page 88. The gold price represents the most material external factor impacting results and therefore is subject to detailed commentary. The gold price is uniform across all of the Company’s operations and, as such, the Company considers the disclosure given satisfies Item 303(a)(3)(iv).

Conclusion

The Company considers that the level of analysis and discussion within the annual report on Form 20-F meets the requirements of Item 303(a)(3) when the Operating and Financial Review and Prospects section is considered in conjunction with the other sections of the report highlighted above and noting the key drivers of the business and materiality.

However, the Company acknowledges the Staff’s comments and the Company notes that information is presented in several sections which is relevant to Item 303(a)(3). The Company proposes to the Staff that, in future filings of the Annual Report on Form 20-F, the Company will consolidate the disclosure of the business reasons for the changes between periods in its operating results in Item 5. Operating and Financial Review and Prospects or clearly cross refer when information can be found in other sections.

4.	Your disclosure for each segment and/or individual mine contains non-IFRS financial measures that have been referenced back to your non-GAAP information section beginning on page 8. It appears that the disclosure beginning on page 8 provides a reconciliation of the non-IFRS measure to the most comparable IFRS measure on a consolidated basis and not by individual mine. Please revise your disclosure to provide a reconciliation of the non-IFRS measure to the most comparable IFRS measure for each individual mine. Please refer to Item 10(e) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment. The Company’s intention was to provide a clear definition of each non-GAAP measure disclosed, whilst reconciling the consolidated figures to provide investors with a clear understanding of the non-GAAP financial measures. Detailed reconciliations on a mine-by-mine basis were not provided as the Company sought to avoid adding excess disclosure given the consistent nature of the reconciling items across the Group.

Rufus Decker

U.S. Securities and Exchange Commission

Division of Corporation Finance
July 18, 2017

However, the Company notes the Staff’s comments and Item 10(e) of Regulation S-K. In future filings, the Company proposes to include additional disclosure by including a reconciliation of the non-IFRS measures to the most comparable IFRS measure for each individual operating mine in the mining operational sections.

The Company notes that the disclosure beginning on page 8 of the Form 20-F provides a reconciliation of the non-IFRS measure to the most comparable IFRS measure on a consolidated basis. However, the Company proposes to expand the disclosure for each operating mine in future filings. The following table is an example of what the Company proposes to include in future filings which reconciles, by individual operating mine the gold sales and total cash costs as non-GAAP measures, to the information provided in the statement of comprehensive income, determined in accordance with IFRS.

Loulo Mine

$000

Gold Sales	Year Ended December 31, 2016	Year Ended December 31, 2015
Gold sales per IFRS	524,357	406,643
Gold sales adjustment for joint ventures	-	-
Gold sales¹	524,357	406,643
Costs
Mine production costs	173,945	203,720
Depreciation and amortization	105,236	98,512
Other mining and processing costs	18,257	21,532
Royalties	31,384	24,329
Movement in production inventory and stockpiles	8,287	11,186
Total cost of producing gold	337,109	359,279
Less: Non-cash costs included in total costs of producing gold: Depreciation and amortization under IFRS	(105,236)	(98,512)
Total cash costs using the Gold Institite’s guidance¹	231,873	260,767
Ounces sold¹	420,660	352,927
Total cost of producing gold per ounce ($ per ounce)	801	1,018
Total cash costs per ounce ($ per ounce)¹	551	739

¹ Refer to explanation of non-GAAP information provided in the section “-Non-GAAP information” above.

Rufus Decker

U.S. Securities and Exchange Commission

Division of Corporation Finance
July 18, 2017

5.	Please disclose for each segment and/or individual mine, the measures that are presented using the proportionate consolidation method for a joint venture. Please also disclose, if true, that the joint venture is accounted for using the equity method of accounting under IFRS and you own an interest in the investee as a whole and do not have a proportionate legal interest in each financial statement line item. Similarly revise your disclosures in Note 16 of your financial statements.

Response:

The Company respectfully acknowledges the Staff’s comment and confirms to the Staff that the Company’s interests in its joint arrangements are such that the Company has joint control of the arrangement and has rights to the net assets of the arrangement as a whole. Accordingly, the Company’s interests in each joint venture are accounted for using the equity method of accounting as required by IFRS 11 Joint arrangements.

The Company notes the Staff’s request that the Company discloses for each segment and/or individual mine in the ‘Business Overview’ ‘Mining Operations’ section those measures presented using the proportionate consolidation method for a joint venture.

The Company respectfully notes that the table containing total non-GAAP financial measures on page 8 for the Group, together with the tables including non-GAAP financial measures for Kibali and Morila on pages 42 and 46, include footnotes referring to the definitions of the non-GAAP measures. These definitions on page 7 state that for each relevant measure that it includes the Group’s attributable share of equity accounted joint ventures. The Company considered this to be sufficient for readers to understand that the information had been presented including its attributable share of joint ventures in a manner akin to proportionate consolidation. However, we note the Staff request and propose to include a statement in ‘Business Overview’ ‘Mining Operations’ highlighting those measures which have been presented on a proportionate consolidation basis in future filings.

The Company respectfully notes the Staff’s request that it state in the ‘Business Overview’ ‘Mining Operations’ section where a joint venture is accounted for using the equity method under IFRS.

The Company notes that pages 6, 7, 8, 42, 47, 79, 82, 83, 84, 85, 87, 90, F7, F8, F9, F20, F23, F24, F25, F26, F27 state that the joint ventures are equity accounted. In particular, the fact that the investee is equity accounted is stated clearly in the ‘Non-GAAP Information’, ‘Operating Financial Review and Prospects’, Financial Statements as well as tables in which non-GAAP financial measures are used in the operational reviews on pages 42 and 46. The Company considered this to be sufficient for readers to understand that the mines are equity accounted joint ventures. However, we note the Staff request and propose to include a statement in ‘Business Overview’ ‘Mining Operations’ highlighting that the joint ventures are equity accounted in future filings.

Rufus Decker

U.S. Securities and Exchange Commission

Division of Corporation Finance
July 18, 2017

The Company respectfully notes the Staff’s request that the Company revise its Segmental Disclosures in Note 16 to the financial statements for the above matters. The Company notes that the segmental disclosures, which include the Company’s attributable interests in Kibali (45%) and Morila (40%) on a line by line basis is consistent with the information provided to the Chief Operating Decision Maker (defined as the Board) in accordance with IFRS 8 (25). In respect of the Staff’s request that the disclosure state that the Company accounts for its interests in joint ventures using the equity method of accounting, the Company notes that this fact is stated clearly on page F-9. The nature of the joint ventures and the accounting treatment is disclosed consistently in numerous places in the financial statements and we consider this to be sufficient for a user of the financial statements.

However, the Company acknowledges the Staff’s request and the Company proposes to the Staff that, in future filings of the Annual Report on Form 20-F, it will include a footnote underneath the table in note 16 stating the following for additional clarity, notwithstanding that such disclosure is not required by IFRS 8:

“The segmental information in respect of the Group’s joint ventures is presented using the proportionate consolidation method for a joint venture to reflect the way information is reported to the Board. The joint ventures are accounted for using the equity method of accounting under IFRS as the Company holds rights to the net assets of the arrangements as a whole rather than rights to the assets, and obligations for the liabilities, relating to the arrangement.”

If you have any questions regarding the Company’s responses or would like to discuss any of its views further, please feel free to contact me at +44 1534 735 333 or contact Steven Suzzan of Norton Rose Fulbright US LLP at (212) 318-3092.

Yours faithfully,

/s/ Graham Shuttleworth

Graham Shuttleworth

Chief Financial Officer

Randgold Resources Limited

cc:	Angela Lumley

Steven Suzzan, Esq., Norton Rose Fulbright US LLP